6/11

02034790

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Luxor Industrial Corp.

*CURRENT ADDRESS ____________

**FORMER NAME ____________

**NEW ADDRESS ____________

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 822

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/13/02

82-822

LUXOR INDUSTRIAL CORPORATION

ARS 12-31-01

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Luxor Industrial Corporation (hereinafter called the "Company") will be held at the offices of the Company at 702 - 889 West Pender Street, Vancouver, British Columbia on June 6, 2002 at the hour of 2:00 o'clock in the afternoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2001, and the report of the auditor thereon;

(b) To re-appoint MacKay LLP, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year;

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 3rd day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Terrence O. Lashman
President

LUXOR INDUSTRIAL CORPORATION

702 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2

(604) 684-7929

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 1, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 6, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Luxor Industrial Corporation (the "Company") for use at the Annual General Meeting of Members to be held on June 6, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on March 25, 2002 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY <u>IN FAVOUR OF</u> EACH MATTER IDENTIFIED IN THE PROXY AND <u>FOR</u> THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 1, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 18,281,034 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Terrence O. Lashman Vancouver, BC President and Director	President, Cancom International Trading Ltd. since 1984; Director, Sun Entertainment Holding Corporation since June 23, 1987.	April 8, 1985 to date	498,146**
John W.R. Taylor Aldergrove, BC Director	President, Western Interlok Systems Ltd., 1988 to present.	November 12, 1989 to date	500,323
K.J. (Ken) McClelland West Vancouver, BC Director, Vice President Sales and Marketing and Corporate Secretary	Vice-President Sales and Marketing of the Company since 1998; Executive Director, Western Red Cedar Lumber Association, 1992 to 1998.	January 25, 1996 to date	46,000
Gary G. Liu Richmond, BC Director	Office manager of Cancom International Trading Ltd. since June 1994; Director of Sun Entertainment Holding Corporation since March 1998;	June 7, 2001 to date	39,000

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

** 434,453 shares are held through Cancom International Trading Ltd. ("Cancom"), a British Columbia non-reporting company 50% owned by Terrence O. Lashman. Mr. Lashman shares joint direction and control over the shares held by Cancom by virtue of being a Director of Cancom.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Terrence O. Lashman, John W.R. Taylor and Gary G. Liu are the 3 Directors elected by the Board of Directors of the Company to the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Terrence O. Lashman became the President and Chief Executive Officer of the Company on June 29, 1987. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended December 31, 1999, 2000 and 2001, being the three most recently completed financial years of the Company. No other officer's annual compensation during such period exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
TERRENCE O. LASHMAN President and C.E.O.	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Note 1 Note 1 Note 1	Nil Nil Nil	Note 2 Note 2 Note 2	Nil Nil Nil	Nil Nil Nil

1 Management services have been provided by Cancom International Trading Ltd. ("Cancom") at a fee of $4,000.00 per month. Cancom is a British Columbia non-reporting company 50% owned by Terrence O. Lashman. During each of the fiscal years ended December 31, 1999, 2000 and 2001, Cancom received management fees totalling $48,000.00 pursuant to this contract.

2 Effective May 15, 2001, 411,250 additional performance shares held by Terrence O. Lashman were cancelled and returned to treasury. These shares were held pursuant to an escrow agreement and would only have been released from escrow at such time as the Company derived profits from its operations and then only in accordance with the formulas established by the regulatory authorities. The Escrow Agreement provided that the shares were subject to cancellation if not released from escrow prior to July 13, 1999.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve 10% of the issued Treasury shares of the Company for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

The following options and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Terrence O. Lashman	500,000	100%	$0.40	$0.40	March 19, 2006

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at December 31, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Terrence O. Lashman	200,000	Nil	300,000 (Exercisable)	Nil (Exercisable)

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2001 or the current financial year in view of compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change-in-control, where, in respect of a Named Executive Officer, the value of such compensation exceeds $100,000.00.

Management Contract

The Company is a party to a management contract with Cancom International Trading Ltd., a British Columbia non-reporting company 50% owned by Terrence O. Lashman, President and a Director of the Company (see "Interest of Insiders in Material Transactions - Management Services" below). The Company is not a party to any other management or employment contracts.

In addition, the Company paid $48,000.00 to Ronald H. Trowse, who was a Director of the Company for part of the financial year ended December 31, 2001, for providing management consulting services to an operating subsidiary of the Company.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, Ronald H. Trowse, who was a Director of the Company for part of the financial year ended December 31, 2001, was paid $48,000 for providing management consulting services to an operating subsidiary of the Company.

During the most recently completed financial year, T-4 Holdings Ltd., a British Columbia non-reporting company wholly-owned by John W.R. Taylor, a Director of the Company, was paid $49,346 for marketing consulting services provided to an operating subsidiary of the Company.

During the most recently completed financial year, McClelland Management Inc., a British Columbia non-reporting company 50% owned by K.J. (Ken) McClelland, a Director of the Company, was paid $75,000 for marketing consulting services provided to the Company.

No Options and SARs were granted to non-executive Directors during the most recently completed financial year.

The following table sets out information with respect to options exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	Nil	Nil[1]	N/A

1 During the financial year ended December 31, 2001, 100,000 options outstanding to a non-executive Director expired

without exercise.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2001.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of MacKay LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. MacKay LLP were first appointed auditor of the Company on July 15, 1986. MacKay LLP is the new name of MacKay & Partners.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2001

Management Services

The Company is a party to a Management Contract with Cancom International Trading Ltd. ("Cancom"), a British Columbia non-reporting company 50% owned by Terrence O. Lashman, the President and a Director of the Company, whereby Cancom is engaged to perform management services at a fee of $4,000 per month. During the year Cancom was paid $48,000.00 pursuant to the terms of this agreement.

Private Placements

Pursuant to a private placement agreement dated July 17, 2001, Cancom purchased 32,500 units of the Company's securities at a price of $0.40 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company at a price of $0.50 per share. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Cancom are restricted from trading until July 17, 2002.

Other Related Party Transactions

During the financial year ended December 31, 2001, the Company paid or accrued certain amounts to certain Directors and private companies beneficially owned by Directors, as follows:

1. $152,733 was paid or accrued to Cancom as a reimbursement of office, rent and promotional expenses paid to third parties by Cancom on behalf of the Company.

2. $7,243 was paid or accrued to John W.R. Taylor as a reimbursement of office and promotional expenses paid to third parties by Mr. Taylor on behalf of the Company.

3. $32,628 was paid or accrued to K.J. (Ken) McClelland as a reimbursement of office, travel and promotional expenses paid to third parties by Mr. McClelland on behalf of the Company.

4. $45,728 was paid or accrued to John W.R. Taylor in royalties.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 3rd day of May, 2002.

LUXOR INDUSTRIAL CORPORATION

Terrence O. Lashman
Chief Executive Officer and Chief Financial Officer

LUXOR INDUSTRIAL CORPORATION

President's Report

In 2000, the Company concentrated on increasing sales in existing areas of distribution and in 2002, took steps to add distributors in additional regions in active United States housing markets.

Product Sales

Sales for the year ending December 31, 2001 of its patented IBS 2000® Load Sharing Connectors™ were a record $860,648, up 61% compared to $535,654 for the year 2000. Sales for the fourth quarter of 2001 were $148,965, down 18% compared to $180,750 for the same period of 2000. Fourth quarter sales were adversely affected by the events of September 11 and were less than envisioned prior to September.

Sales for the quarter ending March 31, 2002 were $242,158, up 20% compared to $201,808 for the same period of 2001.

A record 19,433 IBS 2000® units were sold in April, 2002. The previous monthly record was 16,348 units in June, 2001. It was also the first time that monthly sales exceeded $100,000.

The overall increased sales pace is a continuation of the growth trend that began in the second half of 2000. The Company is confident the sales of IBS 2000® can be increased to the level necessary for the profitable operation of the Company.

The Company is continuing to pursue its objective of appointing new distributors for its IBS 2000® products in active housing markets throughout the United States. Improved cash flow is allowing the Company to move forward on enacting its marketing program. Continuing activities in addition to the selection of distributors, include direct contact with builders, advertising in key industry publications, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

Product Distribution

Luxor began 2001 with eleven distributors. In Canada, Weyerhaeuser Canada Limited in British Columbia and Goodfellow Inc. in Ontario. In the United States, Vandermeer Forest Products, Inc. and Hampton Distribution Companies in the Pacific Northwest (Seattle), Mid-State Lumber Corp., Eastern Engineered Wood Products and Holbrook Lumber Company in the North East, Snavely Forest Products, Atlantic Forest Products, Inc., North American Products, Inc. and Universal Forest Products in the mid Atlantic.

In March 2001, Snavely Forest Products Co., located in Denver, Colorado, and in April 2001, Jager Industries Inc., located in Bolton, Ontario and Dixie Plywood Company, located in Dallas, joined as distributors.

In June, 2001, P&R Truss Co. of Auburn, NY joined as a distributor. P&R Truss offers a full line of engineered wood products to their customers in the North East. P&R Truss also has operations in New York in New York Mills, Chaffee, Hudson, Sidney and Wappengers Falls.

In August 2001, Boise Cascade Corporation, located in Tucker, GA, joined as a distributor. The Tucker Branch distributes a wide range of building materials to retail dealers in Georgia, Alabama and parts of Florida, Tennessee and South Carolina. Boise Cascade offer their customers in house design services for engineered wood products. An initial stocking order of IBS 2000® Joist Connectors have been placed by Boise Cascade for application with BCI® engineered I-joists in floor assemblies. In addition to their Tucker facility, Boise Cascade have distribution centers in 27 locations throughout the United States. The appointment of Boise Cascade is in keeping with Luxor's plans to increase the rate of sales in 2001 by introducing IBS 2000® to new distributors in active U.S. housing markets. Housing starts in 2000 in Georgia were 93,328, the fourth largest following Florida, California and Texas. Luxor will pursue distribution arrangements with other Boise Cascade branches.

In September 2001, Hampton Distribution Companies located in Portland, Oregon and International Wood Products located in Clackamas, Oregon joined as distributors.

In March 2002, Snavely Forest Products located in Dallas, Texas joined as a distributor.

Strategic Alliances

In March 2002, Trus Joist™, a Weyerhaeuser Business, released version 6.0 of its TJ Beam® design software containing floor performance enhancement factors for Luxor's patented IBS 2000® Load Sharing Connectors™. Luxor has been advised that approximately 12000 copies of the program will be distributed to registered Trus Joist™ designers.

Previously, Trus Joist™ approved Luxor's patented IBS 2000® Load Sharing Connectors™ for use with its TJI® joists. The approval followed an extensive testing program to evaluate the floor performance contribution attained from various floor restraint devices. Luxor's IBS 2000® was the only proprietary product to be approved by Trus Joist™.

The market for Engineered Wood I-Joists has grown to exceed 40% of North America's housing starts. Weyerhaeuser, with the recent purchase of Willamette Industries, has an estimated 55% market share making it the leading supplier within this industry sector. The release of the design software therefore gives Luxor access to a market opportunity that is approximately 2.5 times greater than the Canadian housing industry.

Luxor is now pursuing specification opportunities for its IBS 2000® Load Sharing Connectors™ with architects, engineers and dealers designing with the Trus Joist™ software as part of its expanded IBS 2000® marketing program. Luxor is continuing to develop product distribution and representation opportunities to achieve more direct contact with builders and designers using engineered and conventional wood joist floor systems.

Business Development

In April of 2001, Luxor released its IBS 2000® Floor Navigator™ Design Analysis Software. The Floor Navigator™ is Luxor's first public release of its floor analysis program. The Floor Navigator™ program provides floor designers with both structural and performance information required to specify Luxor's patented IBS 2000® Load Sharing Connectors™. The addition of the software program to Luxor's growing list of design tools improves Luxor's ability to demonstrate the capability of its IBS 2000® Connectors to build better floors for less.

All design programs provide structural information. Luxor's Floor Navigator™ program is one of the first in the industry to provide performance as well as structural information. Each floor analysis includes Luxor's Floor Performance Rating that quantifies the performance of different floor joist configurations. This provides designers with the floor's level of performance before it is built. The floor performance rating system has proven to be the most valuable sales tool for IBS 2000®. The ability of the Floor

Navigator™ software to provide the Performance Rating as a natural part of the design process will increase the specification of IBS 2000® in floors.

Software has been completed for Boise Cascade Corporation, Louisiana Pacific Corporation and Jager Industries Inc. I-joists as well as for I-joist manufacturers who are Members of the American Plywood Association. Luxor intends to post updates to the program on its website, www.luxorcorp.com.

With the completion of the research and development phase of IBS 2000® and the product's success with I-joists in regional markets, the Company feels that its strategic program goals for this market segment can be met in the forward period.

Corporate Outlook

The Company is proceeding to implement its strategic plan with an emphasis on expanding the sales of its products. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and produce the required promotional materials. The Company is currently utilizing cash flow from operations to expand distribution. Upon improvement in equity markets, the Company expects to raise the necessary capital to achieve a more rapid rate of sales growth.

Based on sales growth in 2001, the Company is confident that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the company. The Company continues to move forward on enacting its marketing program. Continuing activities include the selection of distributors, direct contact with builders, advertising in key industry publications, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

In the forward period the Company will also devote a portion of its resources to the development of new products based on its patented technology. The product lines will be related to the current technology for marketing and distribution by Luxor's existing sales network.

Funding

Due to the existing state of equity markets, the Company is not planning to raise significant capital in the short term. To enhance sales, a private placement of $175,000 was closed in August, 2001 for product marketing. Other than obligations to related parties, the Company is able to maintain a positive working capital position.

Other

Additional corporate developments are available on the Company's website, www.luxorcorp.com.

Terry O. Lashman
President **May, 2002**

Luxor Industrial Corporation

Consolidated Financial Statements

December 31, 2001

December 31, 2001 | Page

CHARTERED
ACCOUNTANTS
MacKay LLP

1000 - 1190 Hornby Street
Vancouver, BC V6Z 2W2
Tel: 604-687-4511
Fax: 604-687-5617
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Luxor Industrial Corporation

We have audited the consolidated balance sheets of Luxor Industrial Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada.
April 10, 2001

"MacKay LLP"
Chartered Accountants

Luxor Industrial Corporation

Consolidated Statements of Operations

For the year ended December 31,	2001	2000
Gross sales	$ 860,648	$ 535,654
Returns and allowances	11,013	48,510
Net sales	849,635	487,144
Cost of sales	368,889	265,282
Gross margin before royalty	480,746	221,862
Royalty	45,728	26,737
Gross margin (51.20%; 2000 – 40.05%)	435,018	195,125
Expenses		
Amortization - capital assets	16,123	16,865
Amortization - research and development	48,595	51,862
Building code fees	17,872	8,309
Consulting fees	150,632	165,100
Engineering services	49,343	246,440
Equipment rentals and operating costs	604	279
Management fees	48,000	48,000
Marketing	95,549	78,205
Office and miscellaneous	120,951	112,025
Professional fees	26,077	36,330
Rent	82,948	73,229
Stock exchange and filing fees	3,655	7,024
Software development	32,765	18,800
Supplies, maintenance and repairs	14,485	13,024
Transfer agent fees	6,336	5,798
Travel and promotion	82,976	79,229
Wages and benefits	34,062	58,200
	830,973	1,018,719
Loss before other item	(395,955)	(823,594)
Other item		
Interest income	1,351	666
Net loss for the year	$ (394,604)	$ (822,928)
Loss per share	$ (0.02)	$ (0.05)

Luxor Industrial Corporation

Consolidated Statements of Deficit

For the year ended December 31,	2001	2000
Balance, beginning of year	**$ (8,129,671)**	$ (7,306,743)
Net loss for the year	**(394,604)**	(822,928)
Balance, end of year	**$ (8,524,275)**	$ (8,129,671)

Luxor Industrial Corporation

Consolidated Balance Sheets

December 31,		2001		2000
Assets				
Current				
Cash	$	101,918	$	38,464
Marketable securities		300		300
Accounts receivable		35,744		29,154
Advances to related parties (note 5)		-		2,091
Inventory		66,636		101,338
		204,598		171,347
Capital assets (notes 1 and 3)		**127,137**		137,213
Research and development expenditures (note 4)		**534,546**		583,141
	$	**867,281**	$	891,701
Liabilities				
Current				
Accounts payable and accrued liabilities	$	274,927	$	162,032
Advances from related parties (note 5)		1,289		-
		276,216		162,032
Shareholders' Equity				
Share capital (note 6)		**9,114,340**		8,859,340
Deficit		**(8,524,275)**		(8,129,671)
		590,065		729,669
	$	**867,281**	$	891,701

Commitment (note 7)

Subsequent events (notes 6 and 10)

Approved by the Directors:

"Terry O. Lashman"
____________________ Director

"Gary G. Liu"
____________________ Director

Luxor Industrial Corporation

Consolidated Statements of Cash Flows

For the year ended December 31,	2001	2000
Cash provided by (used for)		
Operating activities		
Loss for the year	$ (394,604)	$ (822,928)
Add items not affecting cash:		
Amortization – capital assets	16,123	16,865
Amortization - research and development	48,595	51,862
	(329,886)	(754,201)
Change in non-cash working capital items		
Accounts receivable	(6,590)	31,715
Inventory	34,702	25,037
Accounts payable	112,895	325,901
	(188,879)	(371,548)
Financing activities		
Advances from related parties	3,380	(702)
Issuance of share capital for cash	255,000	390,000
Share issue costs	-	(10,000)
	258,380	379,298
Investing activity		
Purchase of capital assets	**(6,047)**	(6,282)
Net increase in cash	**63,454**	1,468
Cash, beginning of year	**38,464**	36,996
Cash, end of year	**$ 101,918**	$ 38,464

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the Company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in 2001 or 2000.

2. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. At December 31, 2001, the Company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Marketable securities

Marketable securities are recorded at cost. Market value at year-end is $12 (2000 - $48).

c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material and direct labour. Manufacturing overhead has not been applied because it is not considered material.

d) Loss per share

Earnings (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 17,934,347 (2000 – 16,312,429).

The Company has retroactively applied the Canadian Institute of Chartered Accountants' new accounting standard for earnings per share calculation and disclosure. Under the new standard, the treasury stock method of calculating fully diluted per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an anti-dilutive impact in 2001 and 2000.

2. **Significant Accounting Policies** (continued)

e) **Share issue costs**

Costs associated with the issuance of share capital are charged directly to share capital.

f) **Foreign currency translation**

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Revenue and expense items, excepting amortization, are translated at the average rate of exchange for the year.

g) **Research and development expenditures**

Certain of the expenditures of WIS related to the development and certification of the Company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

h) **License and patent costs**

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

i) **Financial instruments**

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

j) **Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

k) **Capital assets**

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

l) **Income taxes**

Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.

m) **Stock-based compensation**

The Company has approved purchase options which are detailed in note 6. No compensation expense is recognized for this plan when shares or share purchase options are issued. Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

3. Capital Assets

	Cost	2001 Accumulated Amortization	Net Book Value	2000 Net Book Value
Furniture and equipment	$ 85,384	$ 55,782	$ 29,602	$ 33,126
Leasehold improvements	33,726	33,726	-	-
Automobile	6,000	4,775	1,225	1,749
License and patents	138,163	41,853	96,310	102,338
	$ 263,273	$ 136,136	**$ 127,137**	**$ 137,213**

4. Research and Development Expenditures

	2001	2000
Balance, beginning of year	$ 583,141	$ 674,203
Less:		
Recovery of prior year expenses	-	(39,200)
	583,141	635,003
Less: amortization	(48,595)	(51,862)
Balance, end of year	**$ 534,546**	$ 583,141

5. Advances To / From Related Parties

Advances to or from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

6. Share Capital

a) **Authorized**
100,000,000 common shares without par value

b) **Issued**

	Shares	Amount
Balance at December 31, 1999	16,030,505	$ 7,827,200
Issued for cash		
Private placements	720,000	380,000
Share for debt settlement	1,304,279	652,140
Balance at December 31, 2000	18,054,784	8,859,340
Issued for cash		
Private placements	437,500	175,000
Options exercised	200,000	80,000
Escrow shares cancelled	(411,250)	-
Balance at December 31, 2001	**18,281,034**	**$ 9,114,340**

6. Share Capital (continued)

c) Stock option plan

The Company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date. Stock option activity for the last three years is presented below.

	Number of Shares	Exercise price per share
Outstanding, December 31, 1999	1,087,250	$0.80 - $ 1.50
Granted	-	-
Exercised	-	-
Cancelled	(587,250)	$0.80 - $ 1.05
Outstanding, December 31, 2000	500,000	$1.50
Granted	500,000	$0.40
Exercised	(200,000)	$0.40
Cancelled	(500,000)	$1.50
Outstanding, December 31, 2001	**300,000**	$0.40

d) Warrants outstanding

Non-transferable warrants are outstanding. Each warrant entitles the holder to purchase an additional share, generally for a two year period from time of issue. Warrant activity for the last three years is presented below.

	Number of Shares	Exercise price per share
Outstanding, December 31, 1999	812,710	$ 0.77 – $ 1.50
Granted	720,000	$ 0.50 - $ 0.90
Exercised	-	-
Cancelled	(250,000)	$ 1.50
Outstanding, December 31, 2000	1,282,710	$ 0.50 - $ 0.90
Granted	437,500	$0.50
Exercised	-	-
Cancelled	(562,710)	$0.90
Outstanding, December 31, 2001	**1,157,500**	$ 0.50 - $0.90

As at December 31, 2001 expiry dates vary from Feb 17, 2002 to July 16, 2003.

e) As at December 31, 2001, 245,000 (2000-656,250) shares are held in escrow. Their release is subject to determination by regulatory authorities.

7. Commitment

The Company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the Company.

8. Related Party Transactions

a) During the year, the Company paid management fees of $48,000 (2000 - $48,000) to a company controlled by a director of the Company.

b) During the year, the Company reimbursed $152,733 (2000 - $127,487) for office, rent, and promotional expenses to a company controlled by a director of the Company. At December 31, $50,229 (2000 - $27,757) was included in accounts payable, an additional cash advance of $3,800 is also payable to this company.

c) During the year, the Company paid consulting fees of $75,000 (2000 - $75,000) to a company controlled by a director of the Company.

d) During the year, the Company reimbursed $32,628 (2000 - $9,401) for office, travel and promotional expenses to a director, at December 31, 2001 $1,283 (2000 - $1,937) was included in accounts payable.

e) Consulting fees of $48,000 (2000 - $ 48,000) were paid to a former director who provides contract services to a subsidiary company. As at December 31, 2001, $54,357 (2000 - $10,300) was included in accounts payable.

f) During the year, the Company reimbursed $114 (2000 - $3,124) for office and promotional expenses to a company controlled by a former director of the Company.

g) During the year, the Company reimbursed $7,243 (2000 - $18,111) for office and promotional expenses a director.

h) During the year, a company controlled by a director was paid $49,346 (2000 - $49,346) for consulting services.

i) During the year the Company incurred royalties on the sales of the brace-bridging system of $45,728 (2000 - $26,737) (see note 7). As at December 31, 2001, $54,702 (2000 - $6,871) is included in accounts payable.

9. Income Taxes

The Company has approximately $5,000,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.